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SEC FILE NUMBER
001-08681

CUSIP NUMBER
78 22 33100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☑ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Russ Berrie and Company, Inc. for the Russ Berrie and Company, Inc. Amended and Restated 2004 Employee Stock Purchase Plan (the “Plan”)

Full Name of Registrant

Former Name if Applicable

111 Bauer Drive

Address of Principal Executive Office (Street and Number)
Oakland, New Jersey 07436

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As has been reported in a Notification of Late Filing on Form 12b-25 filed on March 17, 2008, Russ Berrie and Company, Inc. (the “Company”) could not, without unreasonable effort or expense, timely file its Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 10-K”). Primarily as a result of the focus on the completion of the 2007 10-K, the Company is experiencing delays in the collection and compilation of information required for the Plan’s Annual Report on Form 11-K for the year ended December 31, 2007 (the “2007 11-K”). As a result, the Plan’s financial statements for the year ended December 31, 2007 and corresponding audit will not be completed in time to file the 2007 11-K within the prescribed period without unreasonable effort or expense. The registrant represents that the 2007 11-K will be filed no later than the fifteenth calendar day following the date on which it is due.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Marc S. Goldfarb	201	405-2454
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

As has been previously reported on a Form 12b-25 filed on March 17, 2008, the Company has not yet filed the 2007 10-K, which will be considered filed timely if filed on or prior to April 1, 2007.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Russ Berrie and Company, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 27, 2008	By	/s/ Marc S. Goldfarb

SVP and General Counsel